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Exhibit 12.1

Ratio of Combined Fixed Charges and Preference Dividends to Earnings
(in thousands, except ratios)

	The Company (consolidated)
					The Company (consolidated) 10/29/2004 to 12/31/2004(1)	The Predecessor Period 1/1/2004 to 10/28/2004
	Year Ended December 31,
	2008	2007	2006	2005
Interest Expense	$191,472	$242,560	$104,239	$32,568	$3,352	$285
Preference Security Dividend	20,925	16,533	860	—	—	—

	212,397	259,093	105,099	32,568	3,352	285

Net income continuing operations	719,666	47,892	37,035	8,273	(2,441)	1,194
Fixed charges	212,397	259,093	105,099	32,568	3,352	285
Preference Security Dividend	(20,925)	(16,533)	(860)	—	—	—

	$911,138	$290,452	$141,274	$40,841	$911	$1,479

Ratio	4.29	1.12	1.34	1.25	0.27	5.19

(1)
Earnings were insufficient to cover fixed charges by $2.4 million

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  Exhibit 12.1
Ratio of Combined Fixed Charges and Preference Dividends to Earnings (in thousands, except ratios)